Exhibit (i)

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

dMY Technology Group, Inc. VI

(Exact name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of filing fee (2)

Fees to Be Paid	$26,613.30	0.00011020	$26,613.30

Fees Previously Paid	—		—

Total Transaction Valuation	$241,500,000 (1)

Total Fees due for Filing			$26,613.30

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			—

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 24,150,000 outstanding shares of Class A common stock of dMY Technology Group, Inc. VI, par value $0.0001 per share, at the tender offer price of $10.00 per share.

(2)	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $110.20 for each $1,000,000 of the value of the transaction.